April 8, 2009

Philip A. Baratelli,
Chief Financial Officer
Highlands Acquisition Corp.
One Paragon Drive, Suite 125
Montvale, New Jersey 07645

       RE: **Highlands Acquisition Corp.**
           Form 10-K FYE 12/31/08
           Filed March 12, 2009
           File No. 1-33681

Dear Mr. Baratelli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signature Page

1. Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D.(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See General Instruction D.(2) to the Form 10-K.

Item 8 –   Financial Statements and Supplementary Data
Reports of Independent Registered Public Accounting Firm, pages 52 and 53

2. It appears that the reports issued by your independent registered public accounting firm are not signed. Please confirm that you received a signed audit report and a signed attestation report on internal control over financial reporting prior to the filing of your Form 10-K in accordance with Item 3-02 of Regulation S-T. In addition, please confirm in future filings you will comply with Item 3-02 of Regulation S-T and include such signed reports or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

Exhibit 31 – Section 302 Certifications

3. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

• The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and
• The phrase "the registrant's fourth quarter in the case of an annual report" is omitted from paragraph 4(d)

Please confirm in future filings you will revise your certifications to address the issues above or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

Philip A. Baratelli
Highlands Acquisition Corp.
April 8, 2009
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact William Kearns, accountant, at (202) 551- 3727 or Brian Bhandari, accounting reviewer, at (202) 551-3390 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (203) 428-2022